                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*



                        ALLIED HEALTHCARE PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   019222 10 8
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                                 (CUSIP Number)

                                  JOHN D. WEIL
      200 N. BROADWAY, SUITE 825, ST. LOUIS, MISSOURI 63102 (314) 421-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MAY 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 019222 10 8                 13D                      Page 2 of 5 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           WOODBOURNE PARTNERS, L.P.

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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           OO

--------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]


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    6      Citizenship or Place of Organization

           MISSOURI
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         Number of
                               7      Sole Voting Power
          Shares
                                      2,512,900.
       Beneficially            -------------------------------------------------
                               8      Shared Voting Power
         Owned by
                                      -0-
           Each                -------------------------------------------------
                               9      Sole Dispositive Power
         Reporting
                                      2,512,900.
        Person With            -------------------------------------------------
                               10     Shared Dispositive Power

                                      -0-
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           2,512,900.

--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)                                                     [ ]


--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (9)

           32.2%

--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

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CUSIP No. 019222 10 8                 13D                      Page 3 of 5 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           JOHN D. WEIL

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           OO

--------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           UNITED STATES
--------------------------------------------------------------------------------
         Number of
                        7      Sole Voting Power
          Shares
                               2,537,100, SUBJECT TO THE DISCLAIMER IN ITEM 5.
       Beneficially     --------------------------------------------------------
                        8      Shared Voting Power
         Owned by
                               26,300, SUBJECT TO THE DISCLAIMER IN ITEM 5.
           Each         --------------------------------------------------------
                        9      Sole Dispositive Power
         Reporting
                               2,537,100, SUBJECT TO THE DISCLAIMER IN ITEM 5.
        Person With     --------------------------------------------------------
                        10     Shared Dispositive Power

                               26,300, SUBJECT TO THE DISCLAIMER IN ITEM 5.-
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           2,563,400, SUBJECT TO THE DISCLAIMER IN ITEM 5.

--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)                                                     [ ]


--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (9)

           32.7%

--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

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CUSIP No. 019222 10 8                 13D                      Page 4 of 5 Pages
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                         AMENDMENT NO. 7 TO SCHEDULE 13D

         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996, Amendment No. 2 filed October 28, 1996, Amendment No. 3 filed May 28, 1997, Amendment 4 filed May 11, 1998, Amendment No. 5 filed December 14, 1999, and Amendment No. 6 filed November 30, 2000. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than Shares of Stock reported in Item 5 as held by Mr. Weil's son), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person").

         The Cover Pages for Mr. Weil and for Woodbourne Partners, L.P. are hereby amended as shown in this Amendment No. 7. Items 4, 5 and 6 are hereby amended as follow. All other items are unchanged from the initial filing, as previously amended.

ITEM 4. Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer and presently serves as the non-executive Chairman of the Board of Directors of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 2,512,900 shares of Stock in the manner hereinafter described:

                                                                                                 Percentage of
                                              Relationship to                    Number of        Outstanding
   Shares Held in Name of                     Reporting Person                     Shares         Securities
   ----------------------                     ----------------                  ------------     -------------

Woodbourne Partners L.P.              Reporting Person                             2,512,900               32.2%

John D. Weil                          Sole Director and Shareholder of the
                                      General Partner of the Reporting Person         50,500(1)(2)          0.6%

TOTAL                                                                              2,563,400               32.7%
                                                                                ============       ============

Notes:

(1) Includes 4,750 shares held directly, 4,000 shares held indirectly, 26,300 shares held by the spouse of John D. Weil, and 15,500 shares deemed beneficially owned as the result of presently exercisable options held by John D. Weil.

(2) Does not include 10,000 shares held by an adult son of John D. Weil or 9,000 shares held by an Individual Retirement Account for the benefit of a person holding a limited partnership interest in Woodbourne Partners L.P.

     The foregoing percentages assume that the Issuer has 7,813,932 shares of Stock outstanding as of May 15, 2003.

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CUSIP No. 019222 10 8                 13D                      Page 5 of 5 Pages
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     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, JOHN D. WEIL HEREBY
DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY HIS SPOUSE OR THE REPORTING PERSON COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)

                                                                                    Net
                                                                      Number       Price             Transaction
     Purchase/(Sale) in the Name of                     Date        of Shares     Per Share         Made Through
     ------------------------------                     ----        ---------     ---------         ------------

Woodbourne Partners, L.P.                              5/21/03          5,200         3.06        Huntleigh Securities

Woodbourne Partners, L.P.                              5/22/03         75,000        3.075        Huntleigh Securities


     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer and presently serves as the non-executive Chairman of the Board of Directors of the Issuer. As a director of the Issuer, Mr. Weil has received options to acquire shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). As of May 22, 2003, such options covered an aggregate of 17,250 shares at exercise prices ranging from $1.875 to $7.525 per share, of which options for 15,500 shares are presently exercisable.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             WOODBOURNE PARTNERS, L.P.,

                                             by its General Partner, CLAYTON
                                             MANAGEMENT COMPANY


                                                      /s/ John D. Weil
                                             -----------------------------------
                                             John D. Weil, President

                                             JOHN D. WEIL


                                                      /s/ John D. Weil
                                             -----------------------------------

                                             May 27, 2003